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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 17
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                                  I.H.H. CORP.
                              INVACARE CORPORATION
                                   (Bidders)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    18139610
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            THOMAS R. MIKLICH, ESQ.
  CHIEF FINANCIAL OFFICER, GENERAL COUNSEL, TREASURER AND CORPORATE SECRETARY
                              INVACARE CORPORATION
                              899 CLEVELAND STREET
                               ELYRIA, OHIO 44035

                           TELEPHONE: (216) 329-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                           TELEPHONE: (212) 455-2000

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    This Amendment No. 17 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on January 27, 1997 (as amended, the Schedule 14D-1) relating to the offer by I.H.H. Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and (unless and until the Purchaser declares that the Rights Condition as defined in the Offer to Purchase referred to below is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 22, 1995, as amended, between the Company and SunTrust Bank, Atlanta (formerly Trust Company Bank), as Rights Agent, at a purchase price of $13.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto dated April 4, 1997 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any other amendments or supplements thereto, constitute the "Offer").

    The Schedule 14D-1 is hereby amended and supplemented as follows:

        On May 28, 1997, the Parent issued a press release announcing that the Purchaser had extended the period during which the Offer will remain open to 12:00 midnight, New York City time, on Friday, June 20, 1997, unless further extended in the manner described in the Offer to Purchase, as amended and supplemented by the Supplement. The full text of the press release is set forth in Exhibit 11(a)(27) and is incorporated herein by reference.

        The Parent has been advised that the plaintiffs in the separate shareholder lawsuits have filed a Motion for Preliminary Injunction substantially similar to the Parent and the Purchaser's Dead-Hand Motion in the Defensive Tactics Litigation and that such plaintiffs have requested that their motion be heard by the Court on June 16, 1997, the same date on which the Court is to hear the Dead-Hand Motion and Healthdyne's Motion for Summary Judgment attacking the Parent's shareholder proposal to eliminate the "dead-hand pill" restrictions in the Rights Agreement.

ITEM 11. EXHIBITS

(a) (27)   Press Release issued by the Parent on May 28, 1997.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                INVACARE CORPORATION

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  Chief Financial Officer

                                I.H.H. CORP.

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  President

Date: May 28, 1997

                                 EXHIBIT INDEX

      EXHIBIT                                                                                                   PAGE
        NO.                                               DESCRIPTION                                            NO.
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Exhibit 11(a)(27)    Press Release issued by the Parent on May 28, 1997.